October 2, 2004

Via Facsimile 415-773-5759 and U.S. Mail

Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe, LLP
405 Howard Street
San Francisco, California 94105

RE:	Dover Investments Corporation
	Schedule TO-T filed by The Lawrence Weissberg Revocable
	Living Trust, et al.
	Date Filed: September 23, 2004
	File No. 5-12078

Dear Mr. Smith:

We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Edgar does not, at present, reflect the receipt of a Schedule 13E-3 for the instant transaction. The checking of the going-private transaction box on Schedule TO-T by the filing persons does not obviate the need to properly identify the filing with appropriate header tags. The filing persons must either jointly file the original Schedule TO-T and Schedule 13E-3 with appropriate header tags and request a date adjustment to the original September 23 filing date or file an exclusive Schedule 13E-3 and Schedule TO-T without such a date adjustment request as soon as possible. Date adjustment requests are not automatically granted. Contact Sylvia
J. Pilkerton in the Office of Edgar and Information Analysis by facsimile at 202.942.9542 to request guidance on resubmitting the filing with appropriate header tags or to ask for a date adjustment. When you are prepared to make the corrected filing, you may contact Edgar filer support at (202) 942-8900 or the Office of Edgar Information and Analysis at (202) 942-2930 for additional guidance.

Selected Consolidated Financial Information

2. In response to Item 13 of the Schedule 13E-3 cross-reference sheet, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement.
Revise to include the complete summarized financial information required by Item 1010(c) of Regulation M-A. In the event that an affiliate incorporates by reference the information required by
Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the Schedule 13E-3.
See Instruction 1 to Item 13 of Schedule 13E-3. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Because all of this information does not appear to have been included, a supplement must be sent that includes this information plus other disclosures required by this comment letter.

Schedule TO

Position of the Trust...Regarding Fairness of the Offer and Merger

3. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness
Determination and should be discussed in considerable detail in the
Schedule 13E-3. To the extent that the affiliate did not consider all of the factors listed in Instruction 2 to Item 1014, or deemed them irrelevant in the context of this particular transaction, provide a detailed explanation of its reasons for so doing. At present, it only appears that current and historical stock prices have been discussed whereas the discussion of going concern value is absent and the references to net book value and liquidation value are conclusory and abbreviated. See Item 1014(b) of Regulation M-A and Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

4. Revise to include a separate and explicit discussion addressing the procedural fairness determination on behalf of the Trust that is expressly directed to the unaffiliated security holders. This discussion must specifically acknowledge the absence of any of the procedural safeguards set out in Item 1014(c)-(e) of Regulation
M-A and address how the procedural fairness determination was reached In the absence of any of the safeguards. Please follow the guidance provided in Q & A No. 21 in Exchange Act Release 17719 (April,
1981).

Position of Dover Regarding Fairness of the Offer and Merger

5. Because Dover is taking a neutral position on this offer and not recommending it to unaffiliated security holders, we have not issued a comment requiring that Dover be identified as a filing person on Schedule 13E-3. The disclosure, however, indicates that our rules require Dover to make a fairness determination. If the filing parties have concluded that Dover is a filing person on
Schedule 13E-3, and possibly Schedule TO, please make these required revisions and include the information required in these filings with respect to Dover. If not, please revise the disclosure to remove the implication that Dover must comply with Rule 13e-3. See Telephone Interpretation K.2. in our July 2001 Supplement available on our website, www.sec.gov.

Certain Conditions to the Offer

6. The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. The language in the first paragraph of this section makes the offerors intend for their conditions to survive offer expiration. Please revise. In addition, please revise the information in the closing paragraphs to make clear the offerors may assert or waive offer conditions up until expiration of the offer and not "at any time from time to time" in contravention of our position.

Closing Comments

	Please file an amended Schedule TO and Schedule 13E-3 in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses, and that it appears a supplement needs to be sent to fully comply with our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the issuer, its management and its affiliates are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company or affiliate acknowledging that:

* The company or affiliate is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company or affiliate may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 942-2920, or, in my absence during the period from October 4 through October 11, Celeste Murphy who is an Attorney-Advisor in the Office of Mergers and Acquisitions and can be reached at the same number.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions